CHINA GENGSHENG MINERALS, INC.
No. 88 Gengsheng Road, Dayugou Town
Gongyi, Henan, People’s Republic of China 451271

September 28, 2012

BY EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey Gordon, Staff Accountant

Re:	China Gengsheng Minerals, Inc.
Form 10-K for the Year ended December 31, 2011
Filed April 16, 2012
Form 10-Q for the Quarter ended June 30, 2012
Filed August 14, 2012
File No. 1-34649

Dear Mr. Gordon,

We are responding to comments contained in the Staff letter, dated September 25, 2012, addressed to Ningfang Liang, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 16, 2012 and Form 10-Q dated for the quarter ended June 30, 2012 filed on August 14, 2012.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 10-K for the Year Ended December 31, 2011

Item 1A – Risk Factors, page 11

1.

As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor since your primary operations are in a jurisdiction where the PCAOB is prevented from inspecting your auditor’s audit work related to those operations. As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor’s audits and its quality control procedures. Please show us supplementally what your revised disclosures will look like in future filings.

Response:

We will include the following risk factor in future filings:

As with other independent registered public accounting firms operating in the People’s Republic of China (“PRC”), the PRC authorities currently do not permit the Public Company Accounting Oversight Board (the “PCAOB”) to inspect our auditor, which may deprive investors of the benefits of PCAOB inspections.

As an auditor of public companies in the United States and a firm registered with the PCAOB, our independent registered public accounting firm that issues the audit reports included in our annual reports or other reports filed with the SEC is required by the United States law to undergo regular inspections by the PCAOB to assess its compliance with the United States law and professional standards of the PCAOB. Because our auditor is located in Hong Kong, a special administrative region of the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in the PRC, is currently not inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of the PRC have identified deficiencies in those firms’ audits and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in the PRC makes it more difficult to evaluate the effectiveness of our auditor’s audits and quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

In connection with the Company’s response, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Ningfang Liang
Ningfang Liang
Chief Financial Officer